ADESTO TECHNOLOGIES CORPORATION

1250 Borregas Avenue

Sunnyvale, CA 94089

October 21, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz, Assistant Director
Brian Cascio, Accounting Branch Chief
Mary Beth Breslin, Senior Attorney
Geoffrey Kruczek, Senior Attorney
Julie Sherman, Senior Accountant

Re:	Adesto Technologies Corporation
Registration Statement on Form S-1 (File No. 333-206940)
Requested Date: October 21, 2015
Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Adesto Technologies Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes William L. Hughes or Mark A. Leahy, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Hughes at (415) 875-2479, or in his absence, Mr. Leahy at (650) 335-7682.

Sincerely,
ADESTO TECHNOLOGIES CORPORATION

By:	/s/ Narbeh Derhacobian
Narbeh Derhacobian
President and Chief Executive Officer

cc:	Mark A. Leahy, Esq.
William L. Hughes, Esq.
Fenwick & West LLP

Jorge del Calvo, Esq.
Stanton D. Wong, Esq.
Gabriella Lombardi, Esq.
Pillsbury Winthrop Shaw Pittman LLP